

Mail Stop 3720

March 11, 2008

Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Treasurer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

   RE: Emmis Communications Corporation
      Form 10-K for the Fiscal Year Ended February 28, 2007
      Filed May 11, 2007
      File No. 0-23264

Dear Mr. Walsh:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director